AMENDMENT NO. 1 TO
                            ASSET PURCHASE AGREEMENT

          This Amendment to Asset Purchase Agreement (the "Amendment"), dated as of April 6, 2000, is entered into by and among Amherst Computer Products Southwest, LP, a Texas limited partnership ("Amherst Southwest"), Amherst Technologies, L.L.C., a Nevada limited liability company ("AmTech"), and Allstar Systems, Inc., a Delaware corporation ("Allstar").

                                   BACKGROUND:

     A. Amherst Southwest, AmTech and Allstar have heretofore entered into that certain Asset Purchase Agreement, dated as of March 16, 2000 (the "Asset Purchase Agreement"). All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.

     B. The parties desire to make certain amendments to the Asset Purchase Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, Amherst Southwest, AmTech and Allstar agree as follows.


                                   AGREEMENTS
     1. Status of the Asset Purchase Agreement. Except as specifically set forth herein, the Asset Purchase Agreement shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this Amendment. This Amendment is not to be construed as a release, waiver or modification of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Asset Purchase Agreement, except as specifically set forth herein.

     2.   Amendments to the Asset Purchase Agreement.

          (i) The following provision shall be added as Section 2.14 of the agreement:

                  "2.14    Pre-Closing Escrow; Expense Reimbursement.

                           (a) On or before  April 10, 2000,  Amherst  Southwest
                  shall wire transfer $500,000 into an escrow account with the Escrow Agent to be established by the parties, such funds (together with interest or income earned thereon) to be applied against the Purchase Price upon Closing; provided however, if the Closing of the transactions contemplated by the Asset Purchase Agreement does not occur by June 30, 2000, then the parties shall cause the $500,000 escrow amount (together with interest or income earned thereon) to be paid on or before July 5, 2000, as follows:

                                            (1) If the  Closing  does not  occur
                           solely because of the breach by Allstar of its representations or obligations in, or a failure of the conditions under, the following sections of the Agreement, the funds in

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                           escrow shall be paid to Amherst  Southwest:  Sections
                           4.1,  4.2, 4.4, 4.8,  6.3,  7.1(f),  7.1(k),  7.1(l),
                           7.1(m), and 9.1(a).

                                            (2) If the  Closing  does not  occur
                           solely  because of the  failure of the  condition  of
                           Section 7.1(d) of the Agreement, the funds in escrow shall be split evenly between and paid to Amherst Southwest and Allstar.

                                            (3) If the  Closing  does not  occur
                           for any reason other than one which expressly entitles Amherst Southwest to receive all or a portion of the escrow funds under paragraphs 1 or 2 above, the escrow funds shall be paid to Allstar. The form of Escrow Agreement shall be in substantially the form of Exhibit A and attached to the Asset Purchase Agreement as Exhibit G.


                           (b) On or before  April 10, 2000,  Amherst  Southwest
                  agrees to pay to Allstar by wire transfer the sum of $250,000 in addition to the Purchase Price as a non-accountable expense reimbursement."

                           (ii) Section 9.2 of the  Agreement is hereby  deleted
                  in its entirety and replaced with the following:

                                    "9.2 Termination Fee. In the event that this
                           Agreement is terminated by Amherst Southwest pursuant to Section 9.1(b)(3) or by Allstar pursuant to
                           Section 9.1(c)(3), Allstar shall within 2 Business Days after such termination pay or cause to be paid to Amherst Southwest, as compensation for lost opportunities and reimbursement of out-of-pocket expenses: (i) Five Hundred Thousand Dollars ($500,000), (ii) the amount of the escrow funds (together with interest or income earned thereon) under that certain Escrow Agreement dated as of April 6, 2000 among Allstar, Amherst Southwest and the Escrow Agent thereunder, (iii) the amount of $250,000 previously paid by Amherst Southwest to Allstar pursuant to Section 2.14(b), as a non-accountable expense reimbursement, and Allstar shall assume and Amherst Southwest shall assign to Allstar all rights and obligations of Amherst Southwest under (1) the Lease between Amherst Southwest and Weingarten Realty Advisors for the premises located at 11727 W. Sam Houston Parkway South, Suite D, Houston, Texas 77031, and (2) Section 3 of the Voting Agreement, as amended. AmTech and Amherst Southwest agree that upon such payments to Amherst Southwest and the assumption of such obligations by Allstar, Allstar shall have no further liability to either of them arising under this Agreement."

     3. Effectiveness of this Amendment. The effectiveness of this Amendment is contingent upon the execution of Amendment No. 1 to the Voting and Support Agreement dated as of April 6, 2000 by and among Amherst Southwest and James H. Long (the "Voting Agreement Amendment").

     4. Representations and Warranties of Entities. Each of Amherst Southwest, AmTech and Allstar represents and warrants that its execution, delivery and performance of this Amendment has been duly authorized by all necessary corporate and partnership action and that this Amendment is a legal, valid and binding obligation of the parties in accordance with its terms. Allstar further represents and warrants that its board of directors has approved the Voting and Support Agreement dated as of March 16, 2000 between Amherst Southwest, and James H. Long, and the Voting Agreement Amendment, in a manner sufficient to make the restrictions contained in Section 203 of the Delaware General
Corporation Law inapplicable to the transactions contemplated by the Asset Purchase Agreement, as amended.

     5. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

     6. Governing Law. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

                                     AMHERST COMPUTER PRODUCTS SOUTHWEST, LP

                                     By:      /s/ Gerald Birin

                                     Title:            CFO


                                     ALLSTAR SYSTEMS, INC.

                                     By:      /s/ James H. Long

                                     Title: James H. Long,
                                            Chief Executive Officer


                                     AMHERST TECHNOLOGIES, L.L.C.

                                     By:      /s/ Gerald Birin

                                     Title:            CFO